Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry

MMabry@stradley.com

215.564.8011

May 21, 2013

VIA EDGAR Correspondence

Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RevenueShares ETF Trust (the “Trust”)
File Numbers 333-139501; 811-21993

Dear Mr. Rupert:

I am writing in response to the comments you provided in our phone conversation on March 8, 2013 to the Form N-CSR of the Trust for the period ended June 30, 2012 (the “Form N-CSR”).  For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.           There appear to be inactive series and class identifiers.  Please de-activate them.

While certain of the Funds have not yet become operational, we have continued to file annual registration statement updates for these funds in anticipation of a future launch, so we believe it is appropriate to keep them active.

2.           Was the “10k” line graph filed?  It appears in the printed version but not on EDGAR.  If not, commit to fix it in the future.

There were 6 “Graphics” filings on the EDGAR website as part of the N-CSR filing that contain the 10k graphs.

Mr. Kevin Rupert
May 21, 2013

3.           Confirm that the premium/discount tables required by Items 11(g)(2) and 27(b)(7)(iv) of Form N-1A are on the Funds’ website.

The quarterly tables are available at www.revenueshares.com.  The new internet address was included in Semi-Annual Report as of December 31, 2012.

4.           Does the Trust have a sufficient number of directors that were directly elected in accordance with Section 16(a) of the 1940 Act (i.e., two-thirds must be directly elected)?

Yes.  John J. Kolodziej joined the Board in 2007 before the Funds commenced operations, so he was directly elected trustee by the initial shareholder along with three other trustees.  As a result, four out of six trustees (that is, two-thirds) have been directly elected by the initial shareholder.

* * *

On behalf of the Trust, we acknowledge that: (i) the Trust is responsible for the adequacy of the disclosure in the Form N-CSR; (ii) comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Form N-CSR, or changes to the Form N-CSR in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Form N-CSR; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/Michael D. Mabry
Michael D. Mabry

cc:           Vincent T. Lowry
Michael J. Gompers